SUBJECT COMPANY:

	COMPANY DATA:
		COMPANY CONFORMED NAME:			SOLITRON DEVICES INC
		CENTRAL INDEX KEY:			0000091668
		STANDARD INDUSTRIAL CLASSIFICATION:	SEMICONDUCTORS & RELATED DEVICES [3674]
		IRS NUMBER:				221684144
		STATE OF INCORPORATION:			DE
		FISCAL YEAR END:			0228

	FILING VALUES:
		FORM TYPE:		SC 13G/A
		SEC ACT:		1934 Act
		SEC FILE NUMBER:	005-08686
		FILM NUMBER:		06531665


	BUSINESS ADDRESS:
		STREET 1:		3301 ELECTRONICS WAY
		CITY:			WEST PALM BEACH
		STATE:			FL
		ZIP:			33407
		BUSINESS PHONE:		4078484311

FILED BY:

	COMPANY DATA:
		COMPANY CONFORMED NAME:			Newby Steven T
		CENTRAL INDEX KEY:			0000905383

	FILING VALUES:
		FORM TYPE:		SC 13G/A

	BUSINESS ADDRESS:
		BUSINESS PHONE:		3019906364

	MAIL ADDRESS:
		STREET 1:		12716 Split Creek Court
		CITY:			North Potomac
		STATE:			MD
		ZIP:			20878





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. ____1____)*




SOLITRON DEVICES, INC.
(Name of Issuer)



Common Stock, par vale $0.01 per share
(Title of Class of Securities)



834256208
(CUSIP Number)



December 26, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Scheduleis filed:

      [   ]Rule 13d-1(b)
      [ x ]Rule 13d-1(c)
      [   ]Rule 13d-1(d)



CUSIP No. 834256208....................



          1.Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).
      .......................................................................
	STEVEN T NEWBY



      2. Check the Appropriate Box if a Member of a Group (See Instructions)


      (a)....................................................................


      (b)....................................................................




      3.SEC Use Only
      .......................................................................




      4.Citizenship or Place of Organization
      .......................................................................
	United States of America


      Number of
      Shares
      Beneficially
      Owned by
      Each Reporting
      Person With
      5.Sole Voting Power
      .......................................................................
	257,800 shares


      6.Shared Voting Power
      .......................................................................



      7.Sole Dispositive
      Power..................................................................
	257,800 Shares


      8.Shared Dispositive Power
      .......................................................................




      9.Aggregate Amount Beneficially Owned by Each Reporting
      Person.................................................................

	257,800 Shares


      10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
      Instructions).................................




      11.Percent of Class Represented by Amount in Row (9)
      .......................................................................
	11.4*



      12.Type of Reporting Person (See Instructions)
      .......................................................................
	IN
      .......................................................................




	* Percentage based on 2,263,049 shares of Issuer's common stock outstanding as of November 30,2006.

      .......................................................................



      Item 1(a)Name of Issuer

	SOLITRON DEVICES, INC.

      Item 1(b)Address of Issuer's Principal Executive Offices

	3301 Electronics Way, West Palm beach, FL 33407

      Item 2(a)Name of Person Filing

	Steven T Newby

      Item 2(b)Address of Principal Business Office or, if none, Residence

	12716 Split Creek Court North Potomac, MD 20878

      Item 2(c)Citizenship

	United States of America

      Item 2(d)Title of Class of Securities

	Common Stock, par vale $0.01 per share

      Item 2(e)CUSIP Number

	834256208


      Item 3.If this statement is filed pursuant to 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

      (a)[ ]Broker or dealer registered under section 15 of the Act (15 U.S.C.78o).

      (b)[   ]Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c)[ ]Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d)[ ]Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

      (e)[   ]An investment adviser in accordance with 13d-1(b)(1)(ii)(E);

      (f)[ ]An employee benefit plan or endowment fund in accordance with 13d-1(b)(1)(ii)(F);

      (g)[ ]A parent holding company or control person in accordance with 13d-1(b)(1)(ii)(G);

      (h)[ ]A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

      (i)[ ]A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

      (j)[   ]Group, in accordance with 13d-1(b)(1)(ii)(J).


      Item 4.Ownership.
      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)Amount beneficially owned: _257,800_______________.

      (b)Percent of class: __________11.4%_________________.

      (c)Number of shares as to which the person has:


      (i)Sole power to vote or to direct the vote _257,800________.


      (ii)Shared power to vote or to direct the vote _____________.


      (iii)Sole power to dispose or to direct the disposition of ___257,800______.


      (iv)Shared power to dispose or to direct the disposition of
      _______________.


      Item 5.Ownership of Five Percent or Less of a Class

	Not applicable

      Item 6.Ownership of More than Five Percent on Behalf of Another Person.


      Item 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

      	Not applicable.


      Item 8.Identification and Classification of Members of the Group



      Item 9.Notice of Dissolution of Group

	Not applicable.

      Item 10.Certification


        By signing below I certify that, to the best of my knowledge and belief,the securities referred to above were not acquired and are not held forthe purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not heldin connection with or as a participant in any transaction having that purpose or effect.


			SIGNATURE
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
      ________________________________
      Date 	January 5,2007
      ________________________________
      Signature /s/ Steven T Newby